1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 11, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/12/11

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/11/13 : Chunghwa Telecom participates in 9th Annual dbAccess Taiwan Conference 2012

2.	Announcement on 2012/11/21 : The Company and Rhythm and Hues, Inc.(R&H) sign MOU

3.	Announcement on 2012/12/10 : To announce the Company’s November 2012 revenues

4.	Announcement on 2012/12/10 : November 2012 sales